EXHIBIT 3.1

Feb 18 10 08:22p p.1

ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

090301

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1. Name of corporation:

SecureCare Technologies, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

50,000,000 Common Stock par value $.001; 3,000,000 Series A Preferred Stock par value $.001; 1,000,000 Series B Preferred Stock par value $.001; 570,000 Series B New Preferred Stock par value $.001

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

16,666,667 Common Stock par value $.001; 3,000,000 Series A Preferred Stock par value $.001; 1,000,000 Series B Preferred Stock par value $.001; 570,000 Series B New Preferred Stock par value $.001

5. The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

1 share of Common Stock for each 3 shares of Common Stock

See Attachment Number 1

7. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

8. Signature: (required)

X Neil Burley

Signature of Officer

Secretary

Title

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Split
Revised: 3-6-09

Certificate of Change Pursuant to NRS 78.209

SecureCare Technologies, Inc.

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

No fractional shares shall be issued and in lieu thereof each shareholder who would have received less than one share shall be paid $0.25 for any fraction of a share to which the shareholder would have otherwise been entitled; the shareholders who would have received less than one share represent ..01 % of the total shares outstanding; all other fractional shares will be rounded up to the next whole number; the number of additional shares to be issued as a result is less than .01% of the total shares outstanding.

Certificate of Amendment to Articles of Incorporation
of
SecureCARE Technologies, Inc.
(Pursuant to NRS 78.385 and 78.207)

          Pursuant to the provisions of the Nevada Revised Statutes, SecureCare Technologies, Inc., a Nevada corporation, adopts the following amendment to its Articles of Incorporation.

          Pursuant to the provisions of the Nevada Revised Statutes, SecureCare Technologies, Inc.’s Board of Directors, in its sole action, adopted the following resolutions and to the taking of any action required or permitted thereby:

WHEREAS, the Board of Directors of the Corporation deems it in the best interests of the Corporation and its shareholders to reduce the administrative, professional and other cost burdens of operating as a company subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “34 Act”); and

WHEREAS, the Board has considered the Corporation’s present state of development and the interests of its minor shareholders and determined that the Payout Amount, as defined below, is fair and reasonable,

NOW THEREFORE BE IT

RESOLVED, that the Corporation amend the Fourth Article of its Articles of Incorporation to decrease the authorized number of shares of common stock from 50,000,000 to 16,666,667, par value $0.001 per share (“Common Stock”) and correspondingly decrease the number of issued and outstanding shares of Common Stock; and it is further

RESOLVED, that the Corporation affect a one for three reverse stock split (the “Reverse Stock Split”) of its 13,139,022 issued and outstanding common stock, par value $0.001 per share (“Common Stock”), with the result that (i) the number of issued and outstanding shares of Common Stock shall be changed to approximately 4,379,000; (ii) the number of shares of Common Stock which the Corporation is authorized to issue shall be changed from 50,000,000 to 16,666,667 and the par value of its shares shall not be changed; and (iii) no fractional shares shall be issued and in lieu thereof each shareholder who would have received less than one share shall be paid $0.25 for any fraction of a share to which the shareholder would have otherwise been entitled (the “Payout Amount”) and all other fractional shares will be rounded up to the next whole number; and it is further

RESOLVED, that the record date (the “Record Date”) for the Reverse Stock Split shall be March 1, 2010; and it is further

RESOLVED, that after the Record Date shareholders who are entitled to receive only the Payout Amount in lieu of fractional shares shall no longer be shareholders of the Corporation and their share(s) shall only represent a right to receive the Payout Amount and not shares of the Corporation’s Common Stock; and it is further

RESOLVED, that the Chief Executive Officer of the Corporation be and hereby is authorized empowered and directed to file a certificate of change with the Secretary of State of Nevada and all other documents and instruments which he shall deem reasonable necessary and proper to effect the Reverse Stock Split and to provide for a depositary or other facilities for the administration of the Payout Amount. This unanimous written consent of the board of directors may be executed in counterparts, all of which taken together shall constitute one and the same unanimous written consent of the board of directors of the Corporation.

Article FOURTH shall be amended by adding the following paragraph at the end thereof:

“The number of authorized shares of common stock of the corporation shall be changed from 50,000,000 to 16,666,667 and correspondingly each of the issued and outstanding shares of the corporation’s common stock issued and outstanding on the date hereof shall be reverse split to become one third share with a corresponding reduction in the stated capital of the corporation. No fractional shares shall be issued and in lieu thereof each shareholder who would have received less than one share shall be paid $0.25 for any fraction of a share to which the shareholder would have otherwise been entitled; the shareholders who would have received less than one share represent ..01 % of the total shares outstanding; all other fractional shares will be rounded up to the next whole number; the number of additional shares to be issued as a result is less than .01% of the total shares outstanding.”

          In witness whereof, the undersigned being the Chief Executive Officer and Secretary of SecureCare Technologies, Inc., a Nevada corporation, hereunto affixes their signatures this 12th day of February, 2010.

/s/ Neil Burley	/s/ Neil Burley
Neil Burley, Chief Executive Officer	Neil Burley, Secretary